UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D




                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                              LSB Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    502160104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Louis J. Bevilacqua, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6057
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                October 14, 1997

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------

       CUSIP No. 502160104                               13D


-----------------------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON  Wynnefield Partners Small Cap Value L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        13-3688497
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |X| (b) |_|
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC
------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) |_|
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------- -----------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             425,720

                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY
      OWNED BY
                      ------ ---------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER

     REPORTING               425,720
       PERSON

        WITH
                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        425,720

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.3%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        PN
------- ------------------------------------------------------------------------

------- ------------------------------------------------------------------------
1 NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        13-3953291
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |X| (b) |_|
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC
------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) |_|
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
------- ------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             214,780

                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY
      OWNED BY
                      ------ ---------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER

     REPORTING               214,780
       PERSON

        WITH
                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        214,780

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.7%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        PN
------- ------------------------------------------------------------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON  Channel Partnership II L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        22-3215653
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |X| (b) |_|
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC
------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) |_|
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        New York
------- ------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                             24,000
                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY
      OWNED BY
                      ------ ---------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               24,000
       PERSON
        WITH
                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        24,000
------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.2%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        PN
------- ------------------------------------------------------------------------

------- ------------------------------------------------------------------------
1 NAME OF REPORTING PERSON Wynnefield Small Cap Value Offshore Fund Ltd S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |X| (b) |_|
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC
------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) |_|
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
------- ------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             145,500

                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY
      OWNED BY
                      ------ ---------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER

     REPORTING               145,500
       PERSON

        WITH
                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        145,500

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.1%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        PN
------- ------------------------------------------------------------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON  Nelson Obus
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        ###-##-####
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) |X| (b) |_|
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        PF
------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) |_|
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
------- ------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                             20,000
                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY
      OWNED BY
                      ------ ---------------------------------------------------
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               20,000
       PERSON
        WITH
                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,000
------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.2%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        IN
------- ------------------------------------------------------------------------

     This  Amendment  No.  1 to  Schedule  13D  amends  Items  3, 5 and 7 of the
Schedule 13D, dated September 4, 1997 (the "Original Schedule 13D"), filed by the Reporting Persons to reflect subsequent purchases of Common Stock by Wynnefield, Wynnefield I and Wynnefield Offshore. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.


     Item 3 is amended by appending the following thereto:

     The source of the $426,623.20 used by Wynnefield to purchase its additional 89,375 shares of Common Stock was its working capital. The source of the $253,773.21 used by Wynnefield I to purchase its additional 53,125 shares of Common Stock was its working capital. The source of the $93,463.84 used by Wynnefield Offshore to purchase its additional 19,800 shares of Common Stock was its working capital. No funds were borrowed by any of PersonsWynnefield, Wynnefield I or Wynnefield Offshore in connection with its purchases of Common Stock.



Item 5.  Interest in Securities of the Issuer.


     Item 5(a) is amended by appending the following:

     As of the date of this Amendment No. 1: Wynnefield is the beneficial owner of 425,720 shares of Common Stock, or 3.3% of the outstanding Common Stock; Wynnefield I is the beneficial owner of 214,780 shares of Common Stock, or 1.7% of the outstanding Common Stock; Wynnefield Offshore is the beneficial owner of 1 45,500 shares of Common Stock, or 1.1% of the outstanding Common Stock; and the Reporting Persons are the beneficial owner of 830,000 shares of Common Stock, or 6.5% of the outstanding Common Stock.

     Item 5(b) is amended by appending the following:

     As of the date of this Amendment No. 1: Wynnefield has the sole power to vote, or to direct the vote of, 425,720 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 425,720 shares of Common Stock; Wynnefield I has the sole power to vote, or to direct the vote of, 214,780 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 214,780 shares of Common Stock; Wynnefield Offshore the sole power to vote, or to direct the vote of, 145,500 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 145,500 shares of Common Stock; and the Reporting Persons have the sole power to vote, or to direct the vote of, 830,000 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 830,000 shares of Common Stock.

     Item 5(c) is amended by appending the following:



                                               No. of           Price per
Reporting Person               Date       Shares Purchased        Share
----------------               ----       ----------------      ---------


Wynnefield................   09/04/97            32,175          $4.8402
                             09/25/97             5,200           4.6000
                             09/30/97             3,200           4.4481
                             10/06/97            12,800           4.5953
                             10/14/97            36,000           4.8310

Wynnefield I..............   09/04/97            17,325           4.8402
                             09/25/97             2,800           4.6000
                             09/30/97             1,800           4.4481
                             10/06/97             7,200           4.5953
                             10/14/97            24,000           4.8310

Wynnefield Offshore........  09/04/97            10,500           4.8402
                             09/26/97             2,500           4.5750
                             09/29/97               400           4.3750
                             09/30/97               400           4.4481
                             10/03/97             3,000           4.5500
                             10/07/97             3,000           4.6750



All  of  the  foregoing   purchases   were  made  in  the  open  market  through
broker-dealers.


Item 7.  Material to Be Filed as Exhibits.


Exhibit 99.1    --  Joint Filing Agreement.
Exhibit 99.2    --  Letter from the Reporting Persons to the Chairman of
                    the Board and President of the Company, dated
                    September 4, 1997.*
Exhibit 99.3    --  Letter from the Reporting Persons to the Board of Directors of the Company, dated September 4, 1997.*
Exhibit 99.4    --  Letter from the Reporting Persons to the Special Committee of the Board of Directors of the Company, dated
                    October 17, 1997.

*    Previously filed.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  October 17, 1997

                            WYNNEFIELD PARTNERS SMALL CAP VALUE L.P.

                            By: WYNNEFIELD CAPITAL MANAGEMENT, LLC,
                                as general partner


                                By:   /S/ NELSON OBUS
                                    -------------------------
                                        Nelson Obus
                                      Managing Member

                            WYNNEFIELD PARTNERS SMALL CAP VALUE L.P. I

                            By: WYNNEFIELD CAPITAL MANAGEMENT, LLC,
                                as general partner


                                By:    /S/ NELSON OBUS
                                    -------------------------
                                         Nelson Obus
                                       Managing Member

                            CHANNEL PARTNERSHIP II L.P.


                            By:        /S/ NELSON OBUS
                                    -------------------------
                                         Nelson Obus
                                       General Partner

                            WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND LTD

                            By: WYNNEFIELD CAPITAL, INC.,
                                as general partner


                                By:    /S/ NELSON OBUS
                                    -------------------------
                                         Nelson Obus
                                          President


                                       /S/ NELSON OBUS
                                    -------------------------
                                         Nelson Obus